UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2013

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Trading Statement

Third Quarter and First Nine Months Fiscal Year 2013

Amsterdam, April 24, 2013

Key Messages Third Quarter Fiscal Year 2013

•	Total segment sales down (3.2)%, like-for-like1; reported segment sales down (5.5)%

•	Retail – Rest of World continues to perform well

•	Retail – Western Europe impacted by promotional price pressure

•	L’OR capsules show continued strong growth

OUTLOOK FIRST 12 MONTHS FISCAL YEAR 2013 CONFIRMED

The Company expects to grow its segment sales by 0 to +2% and to improve the underlying EBIT margin by +100 to 150 bps in the first 12 months of FY 13. The outlook reflects continued price and volume pressure in Western Europe. The Company is therefore rebalancing pricing and volumes to re-establish its competitive position, which affects sales. The Company continues to invest strongly in A&P to support its brands and innovations.

Third Quarter FY 13				First Nine Months FY 13
	Change				Change
Sales (€ mln)	LFL[1]	Reported		Sales (€ mln)	LFL[1]	Reported
292	(8.5)%	(10.0)%	Retail – W-Europe	917	(2.8)%	(3.5)%
184	6.8%	(0.5)%	Retail – Rest of World	586	6.9%	4.2%
157	(3.3)%	(2.0)%	Out of Home	474	(2.1)%	0.9%

633	(3.2)%	(5.5)%	Total segment sales	1,977	0.0%	(0.3)%

10			Non-allocated [2]	29

643		(9.4)%	Total sales	2,006		(4.4)%

SALES PERFORMANCE THIRD QUARTER FY 13

Total segment sales decreased (3.2)% to € 633 mln, on a like-for-like basis, in the third quarter of FY 13. Volumes declined (4.6)% mainly driven by Retail – Western Europe and Out of Home (OOH). Pricing was largely stable at (0.3)%. Mix/other was able to partly compensate, delivering 1.7% growth. Acquisitions contributed 0.1% to the reported growth and currency translation effects negatively impacted growth by (2.4)%. Total segment sales decreased by (5.5)% on a reported basis.

[1]	Like-for-like (LFL) growth is at constant scope of consolidation and constant exchange rates
[2]	Non-allocated sales represent green coffee export sales. Management has announced to bring these sales down to around € 45 mln by the end of FY 13.

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Retail – Western Europe

Third quarter performance of the segment Retail – Western Europe was impacted by the earlier announced management changes in the five key countries, lower volumes in France due to tough trade negotiations and by aggressive promotional activities by private labels in most western European countries. The related negative effects on volumes in R&G and Senseo were mainly visible in January/February. The Company is rebalancing pricing and promotional activities to re-establish its competitive position, which has resulted in a significant rebound in volumes and sales performance from March onwards. In these challenging circumstances, coffee market shares for the quarter increased in the Netherlands, Denmark and Germany, remained largely stable in France and somewhat lower in Spain and Belgium compared to the preceding quarter. L’OR capsules continued to deliver superior growth in the quarter and are currently rolled out in Germany. Altogether, this has resulted in a sales decrease of (8.5)% on a like-for-like basis in the quarter.

Retail – Rest of World

The segment Retail – Rest of World sustained the good performance of the preceding quarter with a like-for-like sales growth of 6.8%. This growth was driven by positive mix and pricing which was slightly offset by a minor decrease in volumes. Australia sustained its excellent performance, Thailand continued to improve its market share to above pre-flooding levels and Brazil delivered a solid performance. In Hungary, however, the Company continued to suffer from the country’s poor market circumstances while Poland was impacted by aggressive pricing from competition.

Out of Home

Sales in the segment Out of Home decreased (3.3)% on a like-for-like basis in the third quarter. The decline can mainly be explained by the ongoing challenging market conditions in the segment’s main markets, tough contract negotiations in certain of the segment’s key markets as well as by general price pressure due to the significant drop in green coffee prices and pricing initiatives by competition.

SALES PERFORMANCE FIRST NINE MONTHS FISCAL YEAR 2013

Total segment sales remained stable, on a like-for-like basis, in the first nine months of FY 13. This performance was driven by 1.7% growth in mix/other and price growth of 1.0%. Volumes declined by (2.7)%. Acquisitions contributed 0.7% to the reported growth and currency translation effects negatively impacted growth by (1.0)%. Total segment sales decreased by (0.3)% on a reported basis.

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Appendix 1

EXPLANATION OF NON-IFRS FINANCIAL MEASURES

This Trading Statement refers to like-for-like sales growth and underlying EBIT margin, which are measures that are not recognized under IFRS or other generally accepted accounting principles (GAAP). The Company has included these measures as the Company uses these measures in operating its business and because it believes that these measures are useful to investors, and other users of its financial information, in helping them to understand the company’s underlying business performance. The definition of these non-IFRS measures are as follows:

Like-for-like sales represents sales, excluding green coffee export sales, calculated at the exchange rate for the most recent period and adjusted to eliminate acquisitions to the extent they are not included in both periods.

Underlying EBIT represents profit for the period before share of profit from associates, finance income / (costs), income tax expense and adjusted to exclude income or charges that management believes are unrelated to its core operating results and that are excluded in determining segment profits as well as items that the Company deems to be non-recurring.

The following tables provide reconciliation between total segment sales and like-for-like total segment sales.

Sales growth third quarter FY 13

	Retail W-Europe	Retail Rest of World	Out of Home	Total
Volume				(4.6)%
Price				(0.3)%
Mix/Other				1.7%
Like-for-like total segment sales change	(8.5)%	6.8%	(3.3)%	(3.2)%
Foreign exchange	(0.1)%	(7.8)%	(0.2)%	(2.4)%
Change in scope*	(1.4)%	0.5%	1.5%	0.1%
Total segment sales change	(10.0)%	(0.5)%	(2.0)%	(5.5)%

*	As a result of acquisitions/divestitures and inter-segment reclassifications

Sales growth first nine months FY 13

	Retail W-Europe	Retail Rest of World	Out of Home	Total
Volume				(2.7)%
Price				1.0%
Mix/Other				1.7%
Like-for-like total segment sales change	(2.8)%	6.9%	(2.1)%	0.0%
Foreign exchange	0.2%	(4.4)%	0.8%	(1.0)%
Change in scope*	(0.9)%	1.7%	2.2%	0.7%
Total segment sales change	(3.5)%	4.2%	0.9%	(0.3)%

*	As a result of acquisitions/divestitures and inter-segment reclassifications

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Appendix 2

DISCLAIMER

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In addition, from time to time, in oral and written statements, representatives of D.E MASTER BLENDERS 1753 (the Company) discuss their expectations by making forward-looking statements regarding the Company. Forward-looking statements are generally but not always preceded by terms such as “intends”, “expects”, “projects”, “anticipates”, “likely” or “believes”. Forward-looking statements represent only the Company’s beliefs regarding the future many of which are by their nature inherently uncertain. The Company’s actual results may differ, possibly materially, from those expressed or implied in the forward-looking statements. Consequently, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause the Company’s actual results to differ from such forward-looking statements are those described in the Annual Report on Form 20-F filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

It is to be noted that totals in this report might deviate from the sum of the individual inputs due to rounding.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: April 25, 2013	By:	/s/ Onno van Klinken
Onno van Klinken General Counsel & Secretary